UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2026.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of
Darden Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Darden Savings Plan (the “Plan”) as of April 30, 2026 and 2025, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2026 and 2025, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2026, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith + Brown, PC

We have served as the auditor of the Plan since 2022.

Orlando, Florida
October 16, 2026

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2026

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$1,500,799,315	$1,411,999	$1,502,211,314
Common stock of Darden Restaurants, Inc. – allocated	125,660,467	230,327,917	355,988,384
Total investments	1,626,459,782	231,739,916	1,858,199,698
Receivables:
Employer contributions	5,053,019	—	5,053,019
Accrued dividends and interest	954,845	1,737,864	2,692,709
Notes receivable from participants	37,666,732	—	37,666,732
Total receivables	43,674,596	1,737,864	45,412,460
Net assets available for benefits	$1,670,134,378	$233,477,780	$1,903,612,158

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2025

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$1,165,556,642	$2,131,145	$1,167,687,787
Common stock of Darden Restaurants, Inc. – allocated	132,685,238	245,124,898	377,810,136
Total investments	1,298,241,880	247,256,043	1,545,497,923
Receivables:
Employer contributions	4,587,241	—	4,587,241
Accrued dividends and interest	936,930	1,740,818	2,677,748
Notes receivable from participants	34,597,236	—	34,597,236
Total receivables	40,121,407	1,740,818	41,862,225
Net assets available for benefits	$1,338,363,287	$248,996,861	$1,587,360,148
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2026

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Additions (deductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$298,726,419	$(517,530)	$298,208,889
Dividends and interest	10,972,370	7,182,579	18,154,949
Net investment income	309,698,789	6,665,049	316,363,838
Notes receivable from participants:
Interest	2,526,999	—	2,526,999
Contributions:
Participants	99,149,873	—	99,149,873
Employer	57,829,076	—	57,829,076
Total contributions	156,978,949	—	156,978,949

Total additions	469,204,737	6,665,049	475,869,786
Deductions from net assets attributed to:
Benefits paid to participants	(139,894,427)	(18,012,503)	(157,906,930)
Administrative expenses	(1,668,645)	(42,201)	(1,710,846)
Transfers between funds	4,129,426	(4,129,426)	—
Total deductions	(137,433,646)	(22,184,130)	(159,617,776)

Net increase (decrease)	331,771,091	(15,519,081)	316,252,010

Net assets available for benefits:
Beginning of year	1,338,363,287	248,996,861	1,587,360,148
End of year	$1,670,134,378	$233,477,780	$1,903,612,158
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2025

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$128,263,881	$59,981,803	$188,245,684
Dividends and interest	9,333,420	7,174,800	16,508,220
Net investment income	137,597,301	67,156,603	204,753,904
Notes receivable from participants:
Interest	2,409,167	—	2,409,167
Contributions:
Participants	90,674,837	—	90,674,837
Employer	44,015,238	—	44,015,238
Total contributions	134,690,075	—	134,690,075

Total additions	274,696,543	67,156,603	341,853,146
Deductions from net assets attributed to:
Benefits paid to participants	(128,510,937)	(18,948,786)	(147,459,723)
Administrative expenses	(1,578,389)	(43,122)	(1,621,511)
Transfers between funds	3,802,875	(3,802,875)	—
Total deductions	(126,286,451)	(22,794,783)	(149,081,234)

Net increase	148,410,092	44,361,820	192,771,912
Asset transfer for Chuy's merger	16,190,441	—	16,190,441

Net assets available for benefits:
Beginning of year	1,173,762,754	204,635,041	1,378,397,795
End of year	$1,338,363,287	$248,996,861	$1,587,360,148
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2026 and 2025

(1)Description of the Plan
The following description of the Darden Savings Plan (the "Plan" or "DSP") provides only general information. Participants should refer to the official Plan document (the "Plan Document"), any amendments and the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (the "Company" or "Darden"). The Plan was established as of June 1, 1973, but was amended and restated effective as of May 1, 2022, and has been subsequently amended. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held and invested through the Darden Savings Plan Trust (the "Trust"). The Plan covers certain employees of the Company’s subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the "Code") limits the amount of before-tax and Roth contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was $24,500 in 2026 and $23,500 in 2025. Participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $8,000 in 2026 and $7,500 in 2025.
Each participant's account is credited with the participant's contributions, Company matching contributions, allocations of the Company's discretionary contributions and an allocation of the Plan’s earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Active participant account administrative expenses are paid by the Plan.
Effective April 1, 2025, the Chuy's Opco, Inc. 401(k) Plan was merged into DSP. Effective March 24, 2025, active participants of the Chuy's Opco, Inc. 401(k) Plan were generally eligible to continue participating in DSP so long as they satisfied the Plan’s definition of a “Qualified Employee.” Participants with a balance in the Chuy's Opco, Inc. 401(k) Plan merged into DSP at 100% vesting and were immediately eligible for matching contributions. All salaried employees were also immediately eligible for DSP Retirement Plus Contributions.
Qualified Employees
Qualified employees in the Plan are salaried or hourly employees who receive earnable compensation from Darden. A qualified employee does not include any individual who is a highly compensated employee as defined under the Code.
Employee Contributions
Qualified employees who are at least 18 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 75% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax and Roth contributions to the Plan, may generally make an additional catch-up contribution, up to Internal Revenue Service (IRS) limits.
Employer Contributions
Generally, qualified employees who are at least age 18 and complete a year of service are eligible for Company Matching Contributions. Salaried qualified employees who are at least age 21 and complete a year of service are also generally eligible for DSP Retirement Plus Contributions.
Company Matching Contributions
For the calendar quarters ended June 30, 2025, September 30, 2025, December 31, 2025, and March 31, 2026, the Company made matching contributions of 80%, 80%, 65%, and 65%, respectively, of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. For the calendar quarter ended June 30, 2026, the Company made a matching contribution of 80% of an employee's contributions, up to the first 6% of eligible compensation contributed to the Plan. Effective for calendar quarters beginning on or after April 1, 2020, the Company Matching Contribution is determined separately each calendar quarter at the Company's discretion and can range from a minimum of 0% to a maximum of 120% of an employee's contributions, up to the first 6% of eligible compensation contributed to the Plan. Company Matching Contributions are generally contributed to the Plan on a calendar quarter basis. For calendar quarters ending prior to April 1, 2020, Company Matching Contributions were funded through the Employee Stock Ownership Plan ("ESOP") component of the Plan, the non-ESOP component of the Plan, or a combination of both. Effective for calendar quarters beginning on and after April 1, 2020, the ESOP loans previously entered into by the Plan were repaid in full, and Company Matching Contributions

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2026 and 2025
are made only through the non-ESOP component of the Plan. Current Company Matching Contributions are invested in accordance with participant investment elections through the non-ESOP portion of the Plan.
DSP Retirement Plus Contributions ("RPC")
Eligible employees need not make contributions to the Plan to be eligible to receive RPCs. Effective for calendar quarters beginning on or after April 1, 2020, the amount of the RPC may vary from quarter to quarter at the discretion of the Company and may equal 0% up to and including 1.5% of eligible compensation. During Plan years 2026 and 2025, the RPC equaled 1.5% of eligible compensation. Prior to calendar quarters beginning April 1, 2020, RPCs were funded through the ESOP component of the Plan, the non-ESOP component of the Plan, or a combination of both. Effective for calendar quarters beginning on and after April 1, 2020, RPCs are made only through the non-ESOP component of the Plan. Current RPCs are invested in accordance with participant investment elections through the non-ESOP portion of the Plan.
DSP Advantage Bonus and DSP Advantage Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.
Distributions and In-Service Withdrawals
Active employees may take hardship withdrawals from the Plan, subject to certain limitations as prescribed by the Plan.
Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed at termination if the vested balance of a participant’s account is $1,000 or less. In September 2025, the Plan was amended to modify certain distribution provisions. If the balance is $200 or less, accounts will automatically be paid in the form of a lump sum. If the balance is more than $200 but does not exceed $1,000, participants will be given the option to elect a lump sum distribution or a direct rollover to an eligible plan or IRA of their choosing. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution, an eligible rollover to another qualified plan or to leave their account in the Plan. The Plan charges a quarterly fee of $8.75 to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of service (except in the event of retirement, severance, divestiture or death where full vesting may apply as prescribed by the Plan) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
ESOP Fund
The Plan purchased Company stock held in the Darden ESOP Fund (see Note 7) using the proceeds from the ESOP loans. There is currently no ESOP loan outstanding as the Plan fully repaid the outstanding loan balances in December 2019.
Dividends were also automatically reinvested in participants’ ESOP accounts unless a participant elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
Plan Administration
Principal Financial Group (the "Trustee") currently serves as trustee and recordkeeper of the Plan. Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.
Additionally, as of March 19, 2015, Newport Trust was appointed as the independent fiduciary and investment manager for the Company Stock Fund held in the Plan. Newport Trust acts as a fiduciary within the meaning of Section 3(21) of ERISA and an investment manager within the meaning of Section 3(38) of ERISA.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2026 and 2025
(2)Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual-basis method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and supplemental schedule.
As of April 30, 2026 and 2025, 19% and 24% of the Plan’s investments are in the common stock of the Company, respectively, and 13% and 12% of the Plan’s investments are in the Vanguard Institutional Index Fund, respectively. Accordingly, changes in the value of these assets could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $500 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding the participant’s ESOP and RPC accounts. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13-week average net take-home pay. Loan repayment terms generally may not exceed 5 years, unless the participant receives a principal residence loan, in which case the loan repayment term can be up to 15 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty. As of April 30, 2026, interest rates ranged from 4.25% to 9.50%, and loans mature through May 1, 2041.

(d)Use of Estimates
The preparation of financial statements, in accordance with GAAP, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e) Application of New Accounting Standards
The Plan did not adopt any new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in any order of priority to: (i) pay Plan expenses, to the extent not paid by the Company, (ii) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, (iii) correct an error made in allocating amounts to participants' accounts, (iv) be allocated to participants' accounts in the proportion that each participant's earnable compensation bears to the earnable compensation of all participants for the Plan year, or (v) fund contributions that the Company or a participating employer would otherwise make in accordance with the terms of the Plan or guidance prescribed by the IRS or another government agency, including corrective qualified nonelective contributions. During the 2026 and 2025 Plan years, $1,183,601 and $1,142,971, respectively, of forfeitures were used to pay administrative expenses of the Plan. Additionally, during the 2026 and 2025 Plan years, $1,250,000 and $1,810,000, respectively, in forfeitures were used to offset employer contributions. Forfeited funds were not used for any other reason during the 2026 and 2025 Plan years. Additionally, as of April 30, 2026 and 2025, forfeitures available for future use totaled $1,271,223 and $1,018,365, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2026 and 2025
(4)Choice of Investments
The Plan consists of 21 basic investment alternatives: BlackRock Advantage Small Cap Core Fund, Invesco Stable Value Trust Class B1 Fund, TS&W International Large Cap Equity M Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2070 Trust I Fund, Vanguard Target Retirement 2065 Trust I Fund, Vanguard Target Retirement 2060 Trust I Fund, Vanguard Target Retirement 2055 Trust I Fund, Vanguard Target Retirement 2050 Trust I Fund, Vanguard Target Retirement 2045 Trust I Fund, Vanguard Target Retirement 2040 Trust I Fund, Vanguard Target Retirement 2035 Trust I Fund, Vanguard Target Retirement 2030 Trust I Fund, Vanguard Target Retirement 2025 Trust I Fund, Vanguard Target Retirement 2020 Trust I Fund, Vanguard Institutional Target Retirement Income Trust I Fund, John Hancock Bond Trust Fund, Vanguard Total Bond Market Index Fund, Vanguard Extended Market Index Fund, Vanguard Total International Stock Index Institutional Fund, and Darden Common Stock.

(5)Fair Value Measurement
FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement (including the Company’s own assumptions in determining the fair value of investments).
Asset or liability fair value measurement levels within the fair value hierarchy are based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Plan investments are recorded at fair value. Short-term investments are stated at cost, which approximates fair value. Shares of common stock are valued at closing market prices, and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end.
Some investments in common collective trusts are valued at net asset value using a Readily Determinable Fair Value ("RDFV") based on the fair value of the underlying securities in which the account is invested. The RDFV is used if the fair value per share is determined and published and is the basis for current transactions. Common collective trust investments that have an RDFV are categorized as Level 2. Common collective trust investments that do not have a RDFV are recorded at net asset value as a practical expedient to fair value and are not leveled. There are currently no redemption restrictions or unfunded commitments on these investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income, net realized and unrealized gains or losses, and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis. Deposits and withdrawals are made at fair value determined as of the end of the business day of the transaction. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2026 and 2025
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2026:

	Fair value of assets at April 30, 2026	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$355,988,384	$355,988,384	$—	$—
Short-term investments	6,745,577	6,745,577	—	—
Mutual funds	395,287,776	395,287,776	—	—
Common collective trust - Vanguard Target Retirement Trust I Funds	1,007,223,448	—	1,007,223,448	—
Total	$1,765,245,185	$758,021,737	$1,007,223,448	$—
Investments recorded at Net Asset Value:
Common collective trusts - Other (1)	92,954,513	—	—	—
Total investments at fair value	$1,858,199,698	$758,021,737	$1,007,223,448	$—
 (1) In accordance with FASB ASC 820, Fair Value Measurement, certain investments that are measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2025:

	Fair value of assets at April 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$377,810,136	$377,810,136	$—	$—
Short-term investments	5,179,370	5,179,370	—	—
Mutual funds	306,164,022	306,164,022	—	—
Pooled separate account	31,579	31,579	—	—
Common collective trust - Vanguard Target Retirement Trust I Funds	773,786,285	—	773,786,285	—
Total	$1,462,971,392	$689,185,107	$773,786,285	$—
Investments recorded at Net Asset Value:
Common collective trusts - Other (1)	82,526,531	—	—	—
Total investments at fair value	$1,545,497,923	$689,185,107	$773,786,285	$—
 (1) In accordance with FASB ASC 820, Fair Value Measurement, certain investments that are measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

For the years ended April 30, 2026 and 2025, there were no investments classified as Level 3 nor were there any transfers between Levels 1, 2, or 3.

(6)Common Stock of Darden Restaurants, Inc.
At April 30, 2026 and 2025, the fair value of the shares held in the non-ESOP Fund participant directed accounts was $125,660,467 (626,548 shares) and $132,685,238 (661,310 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 24, 2026. This fund also holds short-term investments.

(7)ESOP Funds
The Plan previously entered into several ESOP loan transactions and borrowed money from the Company to purchase shares of Company stock. The Plan made its final ESOP loan repayments in December 2019. Prior to repayment, these ESOP loans were secured by pledges of the purchased Company stock. The ESOP Trustee held the purchased shares (also referred to as leveraged shares) in a designated ESOP Fund, along with some cash held in short-term investments. As ESOP loan repayments were made, the ESOP Trustee released these shares. The Plan could use these released shares to fund Company Matching Contributions and RPCs, which were then allocated to eligible participants’ ESOP accounts.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2026 and 2025
After the final ESOP loan repayments, the same general rules continue to apply to the participants' ESOP accounts. Dividends are automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund. Shares used to fund Company contributions reduce the net assets of the ESOP fund and increase the net assets of the participant directed funds. These contributions were included as transfers between funds on the accompanying statements of changes in net assets available for benefits.
At April 30, 2026 and 2025, the Darden ESOP Fund consists of 1,148,424 and 1,221,715 shares, respectively, of Darden's common stock, all of which have been allocated to individual participant accounts. At April 30, 2026, the fair value of the shares was $230,327,917. At April 30, 2025, the fair value of the shares was $245,124,898.

(8)Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and investments managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. The Company pays the Trustee’s administrative and trustee fees. For the years ended April 30, 2026 and 2025, the cost of those fees were covered by plan forfeitures and fees paid by terminated participants.
Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Loan fees incurred and paid by Plan participants were $163,148 and $162,542 for the 2026 and 2025 Plan years, respectively. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Fees paid by terminated participants were $391,737 and $380,402 for the years ended April 30, 2026 and 2025, respectively.

(9)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500 as of April 30, 2026 and 2025:

	2026	2025
Net assets available for benefits per the accompanying financial statements	$1,903,612,158	$1,587,360,148
Notes receivable from participants – deemed distributions	(2,283,140)	(2,184,490)
Net assets available for benefits per Form 5500	$1,901,329,018	$1,585,175,658

The following is a reconciliation of total deductions to net assets per the accompanying financial statements to Form 5500 for the years ended April 30, 2026 and 2025:

	2026	2025
Total deductions per the accompanying financial statements	$159,617,776	$149,081,234
Deemed distributed notes receivable from participants offset by total distributions	98,650	588,722
Total deductions per Form 5500	$159,716,426	$149,669,956

Amounts allocated to deemed distributions of notes receivable from participants are recorded, in accordance with the Plan Document, as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from a participant is deemed distributed during the plan year for the Form 5500 under the provisions of Section 72(p) of the Code and section 1.72(p) of the Treasury Regulation if the note receivable is treated as a note receivable solely of the participant’s individual account and the participant has discontinued payment of the note receivable as of the end of the year. However, in accordance with GAAP, for the accompanying financial statements the note receivable balance is still considered an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2026 and 2025
(10) Tax Status
The Plan obtained a determination letter on June 23, 2017, in which the IRS stated that the Plan, as restated effective January 1, 2016, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) of the Code and the related Trust is tax exempt as of April 30, 2026 and 2025. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2026 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

(11) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, no further contributions would be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions, and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses.

(12) Subsequent Events
Management has evaluated subsequent events through the date that the financial statements were issued. Based on this evaluation, the Company has determined that no subsequent events have occurred that require disclosure.

DARDEN SAVINGS PLAN
(Plan Number 044, Sponsor EIN 59-3305930)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2026

Issuer	Face amount or number of units	Current value
Darden Common Stock*	1,774,972	$355,988,384

Short-term investments
AllSpring Government Money Market Fund*	6,745,577	$6,745,577
Total	6,745,577	6,745,577

Mutual funds
John Hancock Bond Trust Fund	235,465	$3,190,547
Vanguard Institutional Index Fund	410,174	236,859,363
BlackRock Advantage Small Cap Core Fund	2,435,436	56,185,502
Vanguard Total Bond Market Index Fund	2,565,111	24,778,974
Vanguard Extended Market Index I Fund	326,094	55,967,587
Vanguard Total International Stock Index Fund	102,720	18,305,803
Total	6,075,000	395,287,776

Common collective trusts
Invesco Stable Value Trust	54,754,278	$53,161,083
TS&W International Large Cap Equity M Fund	2,857,081	39,793,430
Vanguard Target Retirement 2070 Fund	360,856	11,475,222
Vanguard Target Retirement 2065 Fund	760,842	39,700,730
Vanguard Target Retirement 2060 Fund	885,571	75,140,692
Vanguard Target Retirement 2055 Fund	754,890	121,869,405
Vanguard Target Retirement 2050 Fund	1,180,993	156,257,194
Vanguard Target Retirement 2045 Fund	1,389,500	176,952,762
Vanguard Target Retirement 2040 Fund	1,049,914	126,367,668
Vanguard Target Retirement 2035 Fund	1,221,365	135,034,168
Vanguard Target Retirement 2030 Fund	763,513	78,145,556
Vanguard Target Retirement 2025 Fund	593,945	56,787,111
Vanguard Target Retirement 2020 Fund	190,258	16,620,923
Vanguard Institutional Target Retirement Income Fund	165,642	12,872,017
Total	66,928,648	$1,100,177,961

Notes receivable from Participants* outstanding – interest rates ranging from 4.25% – 9.50% with varying maturities	6,442	37,666,732
Total		$1,895,866,430

*	Party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of WithumSmith + Brown, P.C., Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 16, 2026	By:	/s/ Pam Somers
Pam Somers, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.